TRANSAX INTERNATIONAL LIMITED
                      7545 Irvine Center Drive, Suite 200
                           Irvine, California 92618
                              Tel: (949) 623-8316


February 14, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Transax International Limited
      Form SB-2 Registration Statement filed on December 28, 2004
      File No. 333-121689

Ladies and Gentlemen:

      Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Transax International Limited (the "Registrant") to withdraw the Registration Statement on Form SB-2, filed by the Registrant on December 28, 2004 (the "Registration Statement").

      No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.



                                    Sincerely,

                                    /s/ Stephen Walters

                                    Stephen Walters
                                    President and Chief Executive Officer